ANDREW I. TELSEY, P.C.  Attorney at Law
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   12935 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado  80112
  Telephone:  303/768-9221 - Facsimile:  303/768-9224 - e-mail:  aitelsey@cs.com



January 13, 2005


VIA EDGAR

Larry Greene, Esq.
Senior Counsel
US Securities and Exchange Commission
Washington, D.C.

Re:      Exus Global, Inc.
         SEC File No.  0-18049
         Response to Comments on Preliminary Information Statement

Dear Mr. Greene:

Pursuant to our telephone conversation of Wednesday, January 12, 2005, concerning the above referenced matter, this letter is intended to memorialize the responses of Exus Global, Inc. (the "Company"), to your comments to the above referenced Information Statement (the "Information Statement"). Following is a description of your three comments and our responses thereto:

1. You requested clarification of the disclosure on page 3 of the Information Statement relating to the fact that the Reverse Stock Split (as defined in the Information Statement), would have no impact on the Company's outstanding Convertible Debentures (the "Debentures") and Series B Preferred Stock (the "Preferred Stock"), each of which contain a conversion feature, convertible into shares of the Company's common stock. In response thereto, we did advise you that the conversion price of the Debentures is based upon the then current market price of the Company's common stock. It is the position of the Company that the Reverse Stock Split will have no impact on any conversion by the Debenture holders because the percentage of shares of the Company's common stock to be obtained by such holders upon conversion will not be affected. For example only, if the current price of the Company's common stock immediately prior to the Reverse Stock Split is $.10 per share, the price following the 1:200 Reverse Stock Split would be $20.00. A holder of a $100 Debenture who elected to convert prior to the Reverse Stock Split would receive 1,000 shares of common stock, representing a market value of $100. If the same holder elected to convert immediately following the Reverse Stock Split, he would receive 5 shares of the Company's common stock having a market value of $100 under this scenario.

Concerning the Preferred Stock, the shareholders of the Company had previously adopted an amendment to the Company's Articles of Incorporation which provides that any reverse stock split undertaken by the Company would not affect the conversion feature included in the Certificate of Designations relating to the Preferred Stock. As such, in our aforesaid telephone conversation, you agreed with the analysis relating to both the Debentures and Preferred Stock and no change to the

Larry Greene, Esq.
U.S. Securities and Exchange Commission
January 13, 2005
Page 2

Information Statement relating to these matters is required.

2. Your second comment related to the disclosure on page 4 of the Information Statement, wherein the Company discussed the possible anti-takeover effect of the Reverse Stock Split. After discussing the same, we agreed that the Company would include a statement in its definitive Information Statement to be filed with the Commission to the effect that such anti-takeover provisions could negatively impact the Company's shareholders by depriving them of any benefits of such action if the attempted hostile takeover opportunity provided a premium to the then current market price of the Company's common stock.

3. Your final comment to the Information Statement related to the disclosure on page 6, wherein the Company advised that it was unable to provide the new trading symbol for the Company's common stock upon adoption of the Company's name change. After discussion, we did agree that the Company's definitive Information Statement to be filed with the Commission will include the new trading symbol for the Company's common stock.

At the conclusion of our telephone conversation, you advised the undersigned that the staff has no further comments to the Information Statement.

Further, in connection with the above responses, the Company acknowledges the following:

a. The Company is responsible for the adequacy and accuracy of the disclosure in its Information Statement;

b. Staff comments or changes to disclosure in response to staff comments in the Information Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

c. The Company may not assert staff comments to a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your cooperation in this matter. In the event you have any other concerns regarding this matter, please contact the undersigned.

Yours truly,

ANDREW I. TELSEY, P.C.

s/Andrew I. Telsey

Andrew I. Telsey
For the Firm